Reply to the Attention of	Michael H. Taylor
Direct Line	604.691.7410
Direct Fax	604.893.2669
Email Address	michael.taylor@mcmillan.ca
Our File No.	233870
Date	November 18, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 U.S.A.

Attention:              Mr. Michael Killoy

Dear Sir:

Re:	Northern Dynasty Minerals Ltd. (the “Company”)
Form F-3 Registration Statement – SEC File #333-207440- Acceleration Request

Thank you for your telephone notification on November 18, 2015 advising that there are no further comments by the United States Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form F-3 (Amendment No. 1) filed under the Securities Act of 1933, as amended (the “1933 Act”) with the Commission on November 12, 2015.

We enclose the Company’s request for acceleration of its Registration Statement on Form F-3 (Amendment No. 1) to be effective 4:00 p.m. (EST) on Friday, November 20, 2015, or as soon thereafter as is practical. The Company has included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request. Thank you.

MCMILLAN LLP

Per: /s/ Michael Taylor

Michael H. Taylor*

*Law Corporation

cc:	Northern Dynasty Minerals Ltd.
Attn.: Mr. Ronald Thiessen, President and CEO

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